ORRSTOWN FINANCIAL SERVICES, Inc.
77 East King Street
Shippensburg, Pennsylvania 17257

November 1, 2019

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attn: Ms. Susan Block

Re: Orrstown Financial Services, Inc.
Registration Statement on Form S-3
File No. 333-234321

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Orrstown Financial Services, Inc. respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 2:00 p.m. on Tuesday, November 5, 2019, or as soon as practicable thereafter.

Please contact Kenneth J. Rollins, of Pillar Aught LLC, at (717) 308-9633 with any questions you may have concerning this request.

Very truly yours,

ORRSTOWN FINANCIAL SERVICES, INC.

By: /s/ Thomas R. Brugger
Name: Thomas R. Brugger
Title: Chief Financial Officer

cc: Kenneth J. Rollins, Esq.